FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

18 February 2020

HSBC HOLDINGS PLC

2019 RESULTS – HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

“The Group’s 2019 performance was resilient, however parts of our business are not delivering acceptable returns. We are therefore outlining a revised plan to increase returns for investors, create the capacity for future investment, and build a platform for sustainable growth. We have already begun to implement this plan, which my management team and I are committed to executing at pace.”

2019 financial performance (vs 2018)

●
Reported profit attributable to ordinary shareholders down 53% to $6.0bn, materially impacted by a goodwill impairment of $7.3bn. Reported profit before tax down 33% to $13.3bn. Reported revenue up 4% and reported operating expenses up 22% due to a goodwill impairment of $7.3bn.

●
Goodwill impairment of $7.3bn, primarily $4.0bn related to Global Banking and Markets (‘GB&M’) and $2.5bn in Commercial Banking (‘CMB’) in Europe. This reflected lower long-term economic growth rate assumptions, and additionally for GB&M, the planned reshaping of the business.

●
Adjusted revenue up 5.9% to $55.4bn and adjusted profit before tax up 5% to $22.2bn, reflecting good revenue growth in Retail Banking and Wealth Management (‘RBWM’), Global Private Banking (‘GPB’) and CMB, together with improved cost control.

●
Adjusted revenue in Asia up 7% to $30.5bn and adjusted profit before tax up 6% to $18.6bn. Within this, there was a resilient performance by Hong Kong, with adjusted profit before tax up 5% to $12.1bn.

●
Adjusted expected credit losses and other credit impairment charges (‘ECL’) up $1.1bn to $2.8bn from higher charges in CMB and RBWM.

●
Positive adjusted jaws of 3.1%, reflecting improving cost discipline. Adjusted operating expense growth of 2.8%, well below the growth rate in 2018 (compared with 2017).

●
Return on average tangible equity (‘RoTE’) down 20 basis points (‘bps’) to 8.4%, supported by a resilient Hong Kong performance.

●
Earnings per share of $0.30, including a $0.36 per share impact of the goodwill impairment. Dividends per share in respect of 2019 of $0.51.

●
We continue to monitor the recent coronavirus outbreak, which is causing economic disruption in Hong Kong and mainland China and may impact performance in 2020.

4Q19 financial performance (vs 4Q18)

●
Reported loss before tax of $3.9bn, impacted by a goodwill impairment of $7.3bn and a $1.0bn UK bank levy charge. Reported revenue up 5% and reported operating expenses up 86% due to a goodwill impairment of $7.3bn.

●
Adjusted revenue up 9% to $13.6bn and adjusted profit before tax up 29% to $4.3bn. Adjusted profit before tax in Hong Kong up 3% to $2.6bn.

●
Adjusted costs of $9.1bn, up 3% or $0.3bn, reflecting ongoing cost discipline. Common equity tier 1 (‘CET1’) ratio improved by 40bps from 3Q19 to 14.7%, driven by risk-weighted asset (‘RWA’) reductions of $22bn in 4Q19.

Update on the Group Chief Executive process

●
The process for appointing a permanent Group Chief Executive is ongoing and we expect to make an appointment within the 6 to 12 months initially outlined.

2020 business update

Alongside the publication of our full-year results, we today update you on our plans to improve the Group’s returns by 2022 to allow us to meet our growth ambition and sustain our current dividend policy. We intend to reduce capital and costs in our underperforming businesses to enable continued investment in businesses with stronger returns and growth prospects, including in RBWM and in all our businesses in Asia. We also plan to simplify our complex organisational structure, including a reduction in Group and central costs, while improving the capital efficiency of the Group.

The Group will target:

●
a gross RWA reduction of over $100bn by the end of 2022, with these RWAs to be reinvested, resulting in broadly flat RWAs between 2019 and 2022;

●
a reduced adjusted cost base of $31bn or below in 2022, underpinned by a new cost reduction plan of $4.5bn; and

●
a reported RoTE in the range of 10% to 12% in 2022, with the full benefit of our cost reductions and redeployed RWAs flowing into subsequent years.

We intend to sustain the dividend and maintain a CET1 ratio in the range of 14% to 15%, and plan to be at the top end of this range by the end of 2021.

We plan to suspend share buy-backs for 2020 and 2021, given the high level of restructuring expected to be undertaken over the next two years. We intend to return to neutralising scrip dividend issuance from 2022 onwards.

Specifically, each business will focus on the following:

European business (excluding HSBC UK)

We plan to reduce RWAs by around 35% by the end of 2022 through a focus on clients that value our international banking capabilities, reducing capital deployed to our Rates businesses, and exiting capital and leverage intensive product lines – including G10 long-term derivative market making in the UK. We intend to focus our UK investment banking activities on supporting UK mid-market clients and international corporate clients through our London hub. We also intend to reduce our sales and trading and equity research in Europe and transition our structured products capabilities from the UK to Asia.

US business

Our aim is to reposition our US business as an international client-focused corporate bank, with a targeted retail offering. We intend to consolidate select Fixed Income activities with those in London to maximise global scale, and reduce the RWAs associated with our US Global Markets business by around 45%. We aim to reinvest these RWAs into CMB and RBWM. We also intend to reduce operating expenses by 10% to 15%, and refocus Retail Banking to serve globally mobile clients, invest in digital and unsecured lending. We aim to reduce our US branch network by around 30% and embark on a programme to consolidate middle and back office activities and streamline functions to simplify our US business and lower costs.

Global Banking and Markets

Our aim is for GB&M to support corporate and institutional clients with global operations who value our international network. We plan to accelerate investments in Asia and the Middle East and shift more resources to those regions, while continuing to strengthen our transaction banking and financing capabilities. We intend to strengthen our investment banking capabilities in Asia and the Middle East, while maintaining a global investment banking hub in London. We also aim to build leading emerging markets and financing capabilities in Global Markets, and enhance our institutional clients business. This remodelling of GB&M will be underpinned by continued investment in digital systems and solutions.

Group-wide simplification

We intend to implement a number of changes, with the aim of creating a simpler and more efficient organisation, including:

●
consolidating the back and middle office to a single model for CMB and Global Banking;

●
consolidating RBWM and GPB into a new Wealth and Personal Banking (‘WPB’) division;

●
reducing geographic reports from seven to four at Group Executive level; and

●
reorganising the global functions and head office to match the new structure.

To achieve our targets, we expect to incur restructuring costs of around $6bn and asset disposal costs of around $1.2bn during the period to 2022, with the majority of restructuring costs incurred in 2020 and 2021.

Key financial metrics

	For the year ended
Reported results	2019	2018	2017
Reported revenue ($m)1	56,098	53,780	51,445
Reported profit before tax ($m)2	13,347	19,890	17,167
Reported profit after tax ($m)2	8,708	15,025	11,879
Profit attributable to the ordinary shareholders of the parent company ($m)2	5,969	12,608	9,683
Basic earnings per share ($)2	0.30	0.63	0.48
Diluted earnings per share ($)2	0.30	0.63	0.48
Return on average ordinary shareholders’ equity (%)2	3.6	7.7	5.9
Return on average tangible equity (%)	8.4	8.6	6.8
Net interest margin (%)	1.58	1.66	1.63
Adjusted results3
Adjusted revenue ($m)1	55,409	52,331	50,173
Adjusted profit before tax ($m)	22,212	21,182	20,556
Adjusted jaws (%)	3.1	(1.2)	1.0
Cost efficiency ratio (%)	59.2	61.0	60.3
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)	0.27	0.17	0.18

	At 31 Dec
Balance sheet	2019	2018	2017
Total assets ($m)	2,715,152	2,558,124	2,521,771
Net loans and advances to customers ($m)	1,036,743	981,696	962,964
Customer accounts ($m)	1,439,115	1,362,643	1,364,462
Average interest-earning assets ($m)	1,922,822	1,839,346	1,726,120
Loans and advances to customers as % of customer accounts (%)	72.0	72.0	70.6
Total shareholders’ equity ($m)	183,955	186,253	190,250
Tangible ordinary shareholders’ equity ($m)	144,144	140,056	144,915
Net asset value per ordinary share at period end ($)4	8.00	8.13	8.35
Tangible net asset value per ordinary share at period end ($)	7.13	7.01	7.26
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)5	14.7	14.0	14.5
Risk-weighted assets ($m)5	843,395	865,318	871,337
Total capital ratio (%)5	20.4	20.0	20.9
Leverage ratio (%)5	5.3	5.5	5.6
High-quality liquid assets (liquidity value) ($bn)	601	567	513
Liquidity coverage ratio (%)	150	154	142
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	20,206	19,981	19,960
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,280	20,059	20,065
Average basic number of $0.50 ordinary shares outstanding (millions)	20,158	19,896	19,972
Dividend per ordinary share (in respect of the period) ($)	0.51	0.51	0.51

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Includes the impact of a $7.3bn goodwill impairment in 2019.

3
Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

4
The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

5
Unless otherwise stated, regulatory capital ratios and requirements are calculated in accordance with the transitional arrangements of the Capital Requirements Regulation in force in the EU at the time, including the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a. The capital ratios and requirements at 31 December 2019 are reported in accordance with the revised Capital Requirements Regulation and Directive (‘CRR II’), as implemented, whereas prior periods apply the Capital Requirements Regulation and Directive (‘CRD IV’). Leverage ratios are calculated using the end point definition of capital.

Highlights

	Year ended 31 Dec
	2019	2018
	$m	$m
Reported
Revenue1	56,098	53,780
Change in expected credit losses and other credit impairment charges	(2,756)	(1,767)
Operating expenses	(42,349)	(34,659)
Profit before tax	13,347	19,890
Adjusted2
Revenue1	55,409	52,331
Change in expected credit losses and other credit impairment charges	(2,756)	(1,689)
Operating expenses	(32,795)	(31,906)
Profit before tax	22,212	21,182
Significant items affecting adjusted performance
Revenue
Customer redress programmes	(163)	53
Disposals, acquisitions and investment in new businesses	768	(113)
Fair value movements on financial instruments3	84	(100)
Operating expenses
Costs of structural reform4	(158)	(361)
Customer redress programmes	(1,281)	(146)
Disposals, acquisitions and investment in new businesses	—	(52)
Goodwill impairment	(7,349)	—
Past service costs of guaranteed minimum pension benefits equalisation	—	(228)
Restructuring and other related costs	(827)	(66)
Settlements and provisions in connection with legal matters and other regulatory matters	61	(816)

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

2
Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.

3
Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.

4
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

Statement by Mark E Tucker, Group Chairman

At the time of our interim results, I said that the external environment was becoming increasingly complex and challenging. As our 2019 results demonstrate, this has proven to be the case.

An impairment of historical goodwill caused our reported profit before tax to fall by 33%, but the strength and resilience of our business model delivered an adjusted profit before tax of $22.2bn, up 5%. Retail Banking and Wealth Management, Commercial Banking and Global Private Banking performed well, while our leading transaction banking franchise again demonstrated the effectiveness of our global network. This, alongside the Group’s capital strength, has given the Board the confidence to approve an unchanged dividend of $0.51 for 2019.

Strategy

At the time of Noel Quinn’s appointment as interim Group Chief Executive in August 2019, the Board gave him full authority to address areas of weakness, improve performance and create capacity to invest. Since then, he has worked closely with the Board to begin delivering against this mandate. The Board has endorsed a plan that aims to reallocate capital to areas that can deliver stronger returns, to reduce costs across the Group, and to simplify the business.

Even in this increasingly challenging competitive environment, there are many opportunities for a bank of HSBC’s scale and reach. We have made a good start in capturing these opportunities, but we need to go further and faster to capitalise fully on our heritage, network and financial strength. We are intent on driving through the necessary change at pace.

Board of Directors

Our previous Group Chief Executive, John Flint, left the Group in August 2019. I am very grateful to John for his personal commitment and dedication, and for the significant contribution that he made over his long career at HSBC. Noel Quinn joined the Board as interim Group Chief Executive in August 2019. The process for appointing a permanent Group Chief Executive is ongoing and we expect to make an appointment in accordance with our original timetable.

José Antonio Meade Kuribreña joined the Board as an independent non-executive Director in March 2019.

Jonathan Evans (Lord Evans of Weardale) retired from the Board in April 2019. Marc Moses stepped down as an executive Director and Group Chief Risk Officer at the end of December 2019. Sir Jonathan Symonds stepped down as Deputy Group Chairman and Senior Independent Director today, and is replaced in the role of Senior Independent Director by David Nish. Kathleen Casey has informed the Board that she will not stand for re-election at the next AGM, in April 2020.

Jonathan, Marc, Jon and Kathy have all made formidable and invaluable contributions to the work of the Board and they leave with our profound thanks and gratitude.

The global economy

HSBC is a global bank, albeit one closely associated with mainland China, Hong Kong and the UK. Each of these continues to face major challenges.

We continue to monitor the coronavirus outbreak very closely. Our priority is always the well-being of our customers and staff, and we will continue to do all we can to ensure their safety and support them through this difficult time.

Social unrest in Hong Kong has weighed on the local economy and caused significant disruption. We deplore all violence and support a peaceful resolution under the framework of ‘one country, two systems’. I am enormously proud of the dedication and perseverance of our people in Hong Kong, who have continued to support our customers to their utmost ability in spite of the difficulties they have faced.

Now that the UK has officially left the EU, negotiations can begin on their future relationship. This has provided some certainty, but no trade negotiation is ever straightforward. It is essential that the eventual agreement protects and fosters the many benefits that financial services provide to both the UK and the EU. At the same time as remaining close to Europe, the UK must also strengthen its links with other key partners, including the US, China and south-east Asia. We look forward to working with governments to help achieve this.

The macroeconomic environment as a whole remains uncertain. As a result of the impact of the coronavirus outbreak, we have lowered our expectations for growth in the Asian economy in 2020. The main impact will be in the first quarter, but we expect some improvement as the virus becomes contained. The agreement of a ‘phase one’ trade deal between China and the US is a positive step, but we remain cautious about the prospects for a wider-ranging agreement given disagreements that still exist, particularly over technology. We expect growth in the US to be resilient, but slower than in 2019.

Overall, we expect global growth to stabilise over the course of 2020, albeit at a slightly lower rate than in recent years. This underlines the need to make the most of the opportunities ahead.

Serving all our stakeholders

HSBC has long recognised its responsibilities to its stakeholders. Being a responsible corporate citizen is a principle that must sit at the heart of any sustainable business. I welcome the renewed focus and debate around corporate purpose in the media and elsewhere over the last 12 months. We are committed to creating long-term value for all those we work with and for – our investors, customers, employees, suppliers and the communities we serve.

Business also has a critical role to play in the transition to a low-carbon future, and we believe that we have an opportunity to be a leader. Sustainability features prominently in our strategy, as well as in the way we run the business. We are absolutely committed to working closely with our customers, regulators and governments to accelerate progress towards a cleaner and more sustainable world. The steps we are taking to achieve this are outlined in our ESG Update, which is also published today.

Our people are the driving force behind HSBC’s success. 2019 was a challenging year, throughout which the professionalism and expertise of our people were always to the fore in even the most testing circumstances. I am very grateful to them for their hard work and their commitment to our customers, and each other.

Review by Noel Quinn, Group Chief Executive

HSBC exists for a clear purpose – to connect customers to opportunities. We want to be where the growth is, enabling businesses to thrive and economies to prosper, and helping people to fulfil their hopes and realise their ambitions.

For 155 years, this purpose has underpinned all that we do, and it continues to guide us as we seek to adapt HSBC to changing customer expectations in an evolving economic, political and digital landscape.

HSBC possesses a number of advantages that set us apart from our competitors. We have an extensive international footprint with excellent access to faster-growing areas in Asia and the Middle East; a market-leading transaction banking franchise connecting customers to opportunities around the world; and full-scale retail banking operations in Hong Kong, the UK and Mexico, with a premier international wealth proposition.

In 2018, we began a programme of investment to build on these strengths, with our customers at the centre. We have since invested more than $8.6bn – of which $4.5bn was in 2019 – to connect more customers to our international network, to provide a better service through improved digital capabilities, and to make it easier for our customers to bank with us. This has enhanced the service we offer, helping to attract new customers and capture market share in our major markets and from our international network.

This was evident in a resilient performance in 2019. A strong first half, particularly in Asia, was tempered by the impact of worsening global economic conditions, geopolitical uncertainty and a lower interest rate outlook in the second half of the year. Much of our business held up well, particularly in Asia and the markets served by our international network. However, underperformance in other areas acted as a drag on the returns of the Group.

As we pursue our plan to deliver greater value for our customers and shareholders, we will continue to seek to grow the parts of the business where we are strongest. However, given the changed economic environment, we must also act decisively to reshape areas of persistent underperformance, particularly in Global Banking and Markets in Europe and the US. We also aim to simplify the Group to accelerate the pace of change and reduce the size of its cost base. This should create a leaner, simpler and more competitive Group that is better positioned to deliver higher returns for investors.

Financial performance

Group reported profit before tax was down 33% compared with 2018, due to a goodwill impairment of $7.3bn. This arose from an update to long-term economic growth assumptions, which impacted a number of our businesses, and from the planned reshaping of Global Banking and Markets. Adjusted profit before tax increased by 5%, reflecting revenue growth in three of our four global businesses. Disciplined cost management helped secure positive adjusted jaws of 3.1%, despite continued heavy investment in growth and technology. Our Group return on average tangible equity – our headline measure – fell from 8.6% in 2018 to 8.4%.

We delivered good revenue growth in our targeted areas. Our Hong Kong business and our UK ring-fenced bank, HSBC UK, showed great resilience to produce adjusted revenue growth of 7% and 3% respectively, despite the uncertainty affecting both places during 2019. Our businesses in Mexico, India, the ASEAN region and mainland China also performed well. The biggest areas of underperformance were our businesses in the US and our European non-ring-fenced bank, both of which saw a reduction in revenue and profit before tax.

Retail Banking and Wealth Management had a good year, delivering adjusted revenue growth of 9%. This reflected the impact of investment in improved customer service and growth, which helped us win new customers, increase deposits, and grow lending in our major markets, particularly mortgage lending in the UK and Hong Kong. Our Wealth business also benefited from favourable market impacts in Insurance.

Commercial Banking grew adjusted revenue by 6%, with increases in all major products and regions. Investment in new platforms, digital capabilities and increased lending improved our ability to attract new customers and capitalise on wider margins, particularly in Global Liquidity and Cash Management and Credit and Lending.

Global Banking and Markets had a challenging year in which economic uncertainty led to reduced client activity, particularly in Europe and the US. Despite this, adjusted revenue was just 1% lower than 2018 due to strong performances from our transaction banking businesses.

Global Private Banking continued to benefit from close collaboration with our other global businesses, attracting $23bn of net new money and increasing adjusted revenue by 5%.

2020 outlook

Since the start of January, the coronavirus outbreak has created significant disruption for our staff, suppliers and customers, particularly in mainland China and Hong Kong. We understand the difficulties this poses and have put measures in place to support them through this challenging time. Depending on how the situation develops, there is the potential for any associated economic slowdown to impact our expected credit losses in Hong Kong and mainland China. Longer term, it is also possible that we may see revenue reductions from lower lending and transaction volumes, and further credit losses stemming from disruption to customer supply chains. We continue to monitor the situation closely.

Reshaping for sustainable growth

Our immediate aims are to increase returns, create the capacity to invest in the future, and build a platform for sustainable growth. We intend to do this in three ways.

First, we plan to materially reshape the underperforming areas of the Group. Around 30% of our capital is currently allocated to businesses that are delivering returns below their cost of equity, largely in Global Banking and Markets in Europe and the US. We intend to focus these businesses on our strengths as a leading international bank and to simplify our footprint, exiting businesses where necessary and reducing both risk-weighted assets and costs.

Second, we aim to reduce Group costs by increasing efficiencies, sharing capabilities and investing in automation and digitisation.

Third, we intend to simplify HSBC to increase the pace of execution and agility. This includes changing our matrix structure and reducing fragmentation, simplifying the geographical organisation of the Group, and combining Retail Banking and Wealth Management and Global Private Banking to create one of the world’s largest wealth management businesses.

In total, we are targeting more than $100bn of gross risk-weighted asset reductions, a reduced cost base of $31bn or lower, and a Group return on average tangible equity of 10% to 12% in 2022. We aim to reinvest the risk-weighted assets saved into higher-growth, higher-returning opportunities in other parts of the business. We intend to do these things while sustaining the dividend and maintaining a CET1 ratio of 14% to 15%. This is described in detail on pages 12 and 13 of our Annual Report and Accounts 2019.

Since my appointment in August, we have reduced Group risk-weighted assets and FTE headcount, and slowed our cost growth considerably. We also began the run-down of risk-weighted assets in our European business in the fourth quarter of 2019. We will provide an update on our progress as we report future results.

Connecting customers to opportunities

The investment we are making in growth, technology and innovation is improving our service to customers and connecting them to opportunities around the world.

For our retail customers, we introduced more than 160 new digital features in 2019 to make everyday banking easier, including improved digital account opening, loan and mortgage applications, and instant money transfers.

In Hong Kong, we have made it simpler and faster for our Hong Kong customers to make payments through our redesigned PayMe app, and launched PayMe for Business, expanding the PayMe ecosystem for the 1.9 million individual account holders who use it as part of their daily lives.

Global Banking and Markets launched MyDeal in 2019 to make the deal execution process in our primary capital markets business more efficient for our clients. Our Global Private Banking business also launched a new online investment services portal to give our customers more control over the service they receive.

Commercial Banking launched Serai in 2019 to simplify international trade for SMEs with global trade ambitions. It provides both a digital lending product and a networking platform to match buyers and sellers and build trusted business relationships. We also remained at the forefront of international efforts to commercialise blockchain technology to make trade finance easier, faster and safer for businesses. As part of this, we completed 11 letters of credit transactions using blockchain technology in 2019, including the first cross-border transaction in China.

Our people

It was a great honour to be asked to lead HSBC on an interim basis and I am grateful to John Flint for making the transition as smooth as possible. John was an excellent servant of HSBC for more than 30 years and leaves with our good wishes.

I am proud to work with all of my colleagues across 64 countries and territories who serve HSBC and its customers with exceptional dedication. I am particularly grateful to colleagues in Hong Kong, mainland China and the UK for their professionalism and application during recent periods of high uncertainty. I thank them sincerely for their service and support.

Financial summary

	Year ended 31 Dec
	2019	2018
	$m	$m
For the year
Profit before tax	13,347	19,890
Profit attributable to:
– ordinary shareholders of the parent company	5,969	12,608
Dividends declared on ordinary shares	10,269	10,187
At the year-end
Total shareholders’ equity	183,955	186,253
Total regulatory capital	172,150	173,238
Customer accounts	1,439,115	1,362,643
Total assets	2,715,152	2,558,124
Risk-weighted assets	843,395	865,318
Per ordinary share	$	$
Basic earnings	0.30	0.63
Dividends1	0.51	0.51
Net asset value2	8.00	8.13
Tangible net asset value	7.13	7.01
Share information
Number of $0.50 ordinary shares in issue (millions)	20,639	20,361
Basic number of $0.50 ordinary shares outstanding (millions)	20,206	19,981
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,280	20,059

1
Dividends recorded in the financial statements are dividends per ordinary share declared in a year and are not dividends in respect of, or for, that year.
 2
The definition of net asset value per ordinary share is total shareholders’ equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Year ended 31 Dec
	2019		2018
	$m	%	$m	%
Retail Banking and Wealth Management	8,048	36.2	7,018	33.1
Commercial Banking	7,307	32.9	7,478	35.3
Global Banking and Markets	5,346	24.1	5,886	27.8
Global Private Banking	402	1.8	339	1.6
Corporate Centre	1,109	5.0	461	2.2
Profit before tax	22,212	100.0	21,182	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2019		2018
	$m	%	$m	%
Europe	(4,653)	(34.9)	(815)	(4.1)
Asia	18,468	138.4	17,790	89.5
Middle East and North Africa	2,327	17.4	1,557	7.8
North America	767	5.7	799	4.0
Latin America	400	3.0	559	2.8
Global GB&M goodwill impairment	(3,962)	(29.6)	—	—
Profit before tax	13,347	100.0	19,890	100.0

HSBC adjusted profit before tax and balance sheet data

	2019
	Retail Banking and Wealth Management	Commercial Banking	Global Banking and Markets	Global Private Banking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income before change in expected credit losses and other credit impairment charges1	23,400	15,292	14,916	1,848	(47)	55,409
– external	17,026	14,805	18,517	1,445	3,616	55,409
– inter-segment	6,374	487	(3,601)	403	(3,663)	—
of which: net interest income/(expense)	16,525	11,226	5,601	879	(3,612)	30,619
Change in expected credit losses and other credit impairment charges	(1,390)	(1,184)	(153)	(22)	(7)	(2,756)
Net operating income/(expense)	22,010	14,108	14,763	1,826	(54)	52,653
Total operating expenses	(14,017)	(6,801)	(9,417)	(1,424)	(1,136)	(32,795)
Operating profit/(loss)	7,993	7,307	5,346	402	(1,190)	19,858
Share of profit in associates and joint ventures	55	—	—	—	2,299	2,354
Adjusted profit before tax	8,048	7,307	5,346	402	1,109	22,212
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	36.2	32.9	24.1	1.8	5.0	100.0
Adjusted cost efficiency ratio	59.9	44.5	63.1	77.1	(2,417.0)	59.2
Adjusted balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	395,393	346,060	246,266	47,593	1,431	1,036,743
Interests in associates and joint ventures	449	—	—	—	24,025	24,474
Total external assets	526,621	367,509	1,066,584	52,224	702,214	2,715,152
Customer accounts	689,283	386,522	292,284	62,943	8,083	1,439,115
Adjusted risk-weighted assets (unaudited)2	134,027	316,710	258,177	14,029	120,452	843,395

	2018
Net operating income before change in expected credit losses and other credit impairment charges1	21,374	14,465	15,025	1,757	(290)	52,331
– external	16,794	14,226	17,554	1,474	2,283	52,331
– inter-segment	4,580	239	(2,529)	283	(2,573)	—
of which: net interest income/(expense)	15,432	10,380	5,122	873	(2,189)	29,618
Change in expected credit losses and other credit impairment (charges)/recoveries	(1,134)	(712)	31	7	119	(1,689)
Net operating income	20,240	13,753	15,056	1,764	(171)	50,642
Total operating expenses	(13,255)	(6,275)	(9,170)	(1,425)	(1,781)	(31,906)
Operating profit/(loss)	6,985	7,478	5,886	339	(1,952)	18,736
Share of profit in associates and joint ventures	33	—	—	—	2,413	2,446
Adjusted profit before tax	7,018	7,478	5,886	339	461	21,182
	%	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	33.1	35.3	27.8	1.6	2.2	100.0
Adjusted cost efficiency ratio	62.0	43.4	61.0	81.1	(614.1)	61.0
Adjusted balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	367,917	337,099	247,125	39,602	2,533	994,276
Interests in associates and joint ventures	398	—	—	—	21,903	22,301
Total external assets	482,967	364,638	1,025,737	45,520	670,333	2,589,195
Customer accounts	649,172	362,274	294,584	65,053	8,655	1,379,738
Adjusted risk-weighted assets (unaudited)2	127,593	324,587	282,143	16,913	118,952	870,188

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement

for the year ended 31 December

	2019	2018
	$m	$m
Net interest income	30,462	30,489
– interest income1,2	54,695	49,609
– interest expense3	(24,233)	(19,120)
Net fee income	12,023	12,620
– fee income	15,439	16,044
– fee expense	(3,416)	(3,424)
Net income from financial instruments held for trading or managed on a fair value basis	10,231	9,531
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3,478	(1,488)
Changes in fair value of designated debt and related derivatives4	90	(97)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	812	695
Gains less losses from financial investments	335	218
Net insurance premium income	10,636	10,659
Other operating income	2,957	960
Total operating income	71,024	63,587
Net insurance claims and benefits paid and movement in liabilities to policyholders	(14,926)	(9,807)
Net operating income before change in expected credit losses and other credit impairment charges5	56,098	53,780
Change in expected credit losses and other credit impairment charges	(2,756)	(1,767)
Net operating income	53,342	52,013
Employee compensation and benefits	(18,002)	(17,373)
General and administrative expenses	(13,828)	(15,353)
Depreciation and impairment of property, plant and equipment and right-of-use assets6	(2,100)	(1,119)
Amortisation and impairment of intangible assets	(1,070)	(814)
Goodwill impairment	(7,349)	—
Total operating expenses	(42,349)	(34,659)
Operating profit	10,993	17,354
Share of profit in associates and joint ventures	2,354	2,536
Profit before tax	13,347	19,890
Tax expense	(4,639)	(4,865)
Profit for the year	8,708	15,025
Attributable to:
– ordinary shareholders of the parent company	5,969	12,608
– preference shareholders of the parent company	90	90
– other equity holders	1,324	1,029
– non-controlling interests	1,325	1,298
Profit for the year	8,708	15,025
	$	$
Basic earnings per ordinary share	0.30	0.63
Diluted earnings per ordinary share	0.30	0.63

1
Interest income includes $45,708m (2018: $42,130m) of interest recognised on financial assets measured at amortised cost and $8,259m (2018: $7,020m) of interest recognised on financial assets measured at fair value through other comprehensive income.
2
Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3
Interest expense includes $21,922m (2018: $16,972m) of interest on financial instruments, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4
The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
5
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
6
Includes depreciation of the right-of-use assets of $912m (2018: $0m). Right-of-use assets have been recognised from 1 January 2019 following the adoption of IFRS 16. Comparatives have not been restated.

Consolidated statement of comprehensive income

for the year ended 31 December

	2019	2018
	$m	$m
Profit for the year	8,708	15,025
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	1,152	(243)
– fair value gains/(losses)	1,793	(168)
– fair value gains transferred to the income statement on disposal	(365)	(95)
– expected credit recoveries/(losses) recognised in the income statement	109	(94)
– income taxes	(385)	114
Cash flow hedges	206	19
– fair value gains/(losses)	551	(267)
– fair value losses/(gains) reclassified to the income statement	(286)	317
– income taxes	(59)	(31)
Share of other comprehensive income/(expense) of associates and joint ventures	21	(64)
– share for the year	21	(64)
Exchange differences	1,044	(7,156)
– other exchange differences	1,044	(7,156)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	13	(329)
– before income taxes	(17)	(388)
– income taxes	30	59
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(2,002)	2,847
– before income taxes	(2,639)	3,606
– income taxes	637	(759)
Equity instruments designated at fair value through other comprehensive income	366	(27)
– fair value gains/(losses)	364	(71)
– income taxes	2	44
Effects of hyperinflation	217	283
Other comprehensive income/(expense) for the year, net of tax	1,017	(4,670)
Total comprehensive income for the year	9,725	10,355
Attributable to:
– ordinary shareholders of the parent company	6,838	8,083
– preference shareholders of the parent company	90	90
– other equity holders	1,324	1,029
– non-controlling interests	1,473	1,153
Total comprehensive income for the year	9,725	10,355

Consolidated balance sheet
	At
	31 Dec	31 Dec
	2019	2018
	$m	$m
Assets
Cash and balances at central banks	154,099	162,843
Items in the course of collection from other banks	4,956	5,787
Hong Kong Government certificates of indebtedness	38,380	35,859
Trading assets	254,271	238,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	43,627	41,111
Derivatives	242,995	207,825
Loans and advances to banks	69,203	72,167
Loans and advances to customers	1,036,743	981,696
Reverse repurchase agreements – non-trading	240,862	242,804
Financial investments	443,312	407,433
Prepayments, accrued income and other assets	136,680	110,571
Current tax assets	755	684
Interests in associates and joint ventures	24,474	22,407
Goodwill and intangible assets	20,163	24,357
Deferred tax assets	4,632	4,450
Total assets	2,715,152	2,558,124
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	38,380	35,859
Deposits by banks	59,022	56,331
Customer accounts	1,439,115	1,362,643
Repurchase agreements – non-trading	140,344	165,884
Items in the course of transmission to other banks	4,817	5,641
Trading liabilities	83,170	84,431
Financial liabilities designated at fair value	164,466	148,505
Derivatives	239,497	205,835
Debt securities in issue	104,555	85,342
Accruals, deferred income and other liabilities	118,156	97,380
Current tax liabilities	2,150	718
Liabilities under insurance contracts	97,439	87,330
Provisions	3,398	2,920
Deferred tax liabilities	3,375	2,619
Subordinated liabilities	24,600	22,437
Total liabilities	2,522,484	2,363,875
Equity
Called up share capital	10,319	10,180
Share premium account	13,959	13,609
Other equity instruments	20,871	22,367
Other reserves	2,127	1,906
Retained earnings	136,679	138,191
Total shareholders’ equity	183,955	186,253
Non-controlling interests	8,713	7,996
Total equity	192,668	194,249
Total liabilities and equity	2,715,152	2,558,124

Consolidated statement of cash flows
for the year ended 31 December
	2019	2018
	$m	$m
Profit before tax	13,347	19,890
Adjustments for non-cash items:
Depreciation, amortisation and impairment1	10,519	1,933
Net gain from investing activities	(399)	(126)
Share of profits in associates and joint ventures	(2,354)	(2,536)
Gain on disposal of subsidiaries, businesses, associates and joint ventures	(929)	—
Change in expected credit losses gross of recoveries and other credit impairment charges	3,012	2,280
Provisions including pensions	2,423	1,944
Share-based payment expense	478	450
Other non-cash items included in profit before tax	(2,297)	(1,303)
Elimination of exchange differences2	(3,742)	4,930
Changes in operating assets and liabilities
Change in net trading securities and derivatives	(18,910)	20,855
Change in loans and advances to banks and customers	(53,760)	(44,071)
Change in reverse repurchase agreements – non-trading	(7,390)	(25,399)
Change in financial assets designated and otherwise mandatorily measured at fair value	(2,308)	(1,515)
Change in other assets	(21,863)	6,766
Change in deposits by banks and customer accounts	79,163	(5,745)
Change in repurchase agreements – non-trading	(25,540)	35,882
Change in debt securities in issue	19,268	18,806
Change in financial liabilities designated at fair value	20,068	4,500
Change in other liabilities	23,124	(2,187)
Dividends received from associates	633	910
Contributions paid to defined benefit plans	(533)	(332)
Tax paid	(2,267)	(3,417)
Net cash from operating activities	29,743	32,515
Purchase of financial investments	(445,907)	(399,458)
Proceeds from the sale and maturity of financial investments	413,186	386,056
Net cash flows from the purchase and sale of property, plant and equipment	(1,343)	(1,196)
Net cash flows from purchase/(disposal) of customer and loan portfolios	1,118	(204)
Net investment in intangible assets	(2,289)	(1,848)
Net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	(83)	4
Net cash from investing activities	(35,318)	(16,646)
Issue of ordinary share capital and other equity instruments	—	6,001
Cancellation of shares	(1,000)	(1,998)
Net sales of own shares for market-making and investment purposes	141	133
Redemption of preference shares and other equity instruments	—	(6,078)
Subordinated loan capital repaid3	(4,210)	(4,077)
Dividends paid to shareholders of the parent company and non-controlling interests	(9,773)	(10,762)
Net cash from financing activities	(14,842)	(16,781)
Net decrease in cash and cash equivalents	(20,417)	(912)
Cash and cash equivalents at 1 Jan4	312,911	323,718
Exchange differences in respect of cash and cash equivalents	1,248	(9,895)
Cash and cash equivalents at 31 Dec4, 5	293,742	312,911
Cash and cash equivalents comprise:
– cash and balances at central banks	154,099	162,843
– items in the course of collection from other banks	4,956	5,787
– loans and advances to banks of one month or less	41,626	39,460
– reverse repurchase agreements with banks of one month or less	65,370	74,702
– treasury bills, other bills and certificates of deposit less than three months	20,132	21,685
– cash collateral and net settlement accounts	12,376	14,075
– less: items in the course of transmission to other banks	(4,817)	(5,641)
Cash and cash equivalents at 31 Dec4, 5	293,742	312,911

1
The impact of the right-of-use assets recognised under IFRS 16 at the beginning of 2019 is not recognised in 2018. This also includes the impact of a $7.3bn goodwill impairment in 2019.
2
Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3
Subordinated liabilities changes during the year are attributable to repayments of $(4.2)bn (2018: $(4.1)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $0.6bn (2018: $(0.6)bn) and fair value gains/(losses) of $1.4bn (2018: $(1.4)bn).
4
In 2019, HSBC included settlement accounts with bank counterparties of one month or less on a net basis. Comparatives have been re-presented and also include the net impact of other cash equivalents not previously included in cash and cash equivalents. The net effect of these changes increased cash and cash equivalents by $11.8bn in 2018.
5
At 31 December 2019, $35,735m (2018: $26,282m) was not available for use by HSBC, of which $19,353m (2018: $19,755m) related to mandatory deposits at central banks.

Consolidated statement of changes in equity

for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,6	Totalshare- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the year	—	—	7,383	—	—	—	—	7,383	1,325	8,708
Other comprehensive income(net of tax)	—	—	(1,759)	1,424	204	1,000	—	869	148	1,017
– debt instruments at fair value through other comprehensive income	—	—	—	1,146	—	—	—	1,146	6	1,152
– equity instruments designated at fair value through other comprehensive income	—	—	—	278	—	—	—	278	88	366
– cash flow hedges	—	—	—	—	204	—	—	204	2	206
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(2,002)	—	—	—	—	(2,002)	—	(2,002)
– remeasurement of defined benefit asset/liability	—	—	5	—	—	—	—	5	8	13
– share of other comprehensive income of associates and joint ventures	—	—	21	—	—	—	—	21	—	21
– effects of hyperinflation	—	—	217	—	—	—	—	217	—	217
– exchange differences	—	—	—	—	—	1,000	—	1,000	44	1,044
Total comprehensive income for the year	—	—	5,624	1,424	204	1,000	—	8,252	1,473	9,725
Shares issued under employee remuneration and share plans	557	—	(495)	—	—	—	—	62	—	62
Shares issued in lieu of dividends and amounts arising thereon	—	—	2,687	—	—	—	—	2,687	—	2,687
Dividends to shareholders	—	—	(11,683)	—	—	—	—	(11,683)	(777)	(12,460)
Redemption of securities2	—	(1,496)	(12)	—	—	—	—	(1,508)	—	(1,508)
Transfers7	—	—	2,475	—	—	—	(2,475)	—	—	—
Cost of share-based payment arrangements	—	—	478	—	—	—	—	478	—	478
Cancellation of shares9	(68)	—	(1,000)	—	—	—	68	(1,000)	—	(1,000)
Other movements	—	—	414	—	—	—	—	414	21	435
At 31 Dec 2019	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings3,4	Financial assets at FVOCI reserve5	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,6	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 31 Dec 2017	20,337	22,250	139,999	(350)	(222)	(19,072)	27,308	190,250	7,621	197,871
Impact on transition to IFRS 910	—	—	(585)	(1,021)	—	—	—	(1,606)	(41)	(1,647)
At 1 Jan 2018	20,337	22,250	139,414	(1,371)	(222)	(19,072)	27,308	188,644	7,580	196,224
Profit for the year	—	—	13,727	—	—	—	—	13,727	1,298	15,025
Other comprehensive income(net of tax)	—	—	2,765	(245)	16	(7,061)	—	(4,525)	(145)	(4,670)
– debt instruments at fair value through other comprehensive income	—	—	—	(245)	—	—	—	(245)	2	(243)
1 equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—	—	(27)	(27)
– cash flow hedges	—	—	—	—	16	—	—	16	3	19
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,847	—	—	—	—	2,847	—	2,847
– remeasurement of defined benefit asset/liability	—	—	(301)	—	—	—	—	(301)	(28)	(329)
– share of other comprehensive income of associates and joint ventures	—	—	(64)	—	—	—	—	(64)	—	(64)
– effects of hyperinflation	—	—	283	—	—	—	—	283	—	283
– exchange differences	—	—	—	—	—	(7,061)	—	(7,061)	(95)	(7,156)
Total comprehensive income for the year	—	—	16,492	(245)	16	(7,061)	—	9,202	1,153	10,355
Shares issued under employee remuneration and share plans	721	—	(610)	—	—	—	—	111	—	111
Shares issued in lieu of dividends and amounts arising thereon	—	—	1,494	—	—	—	—	1,494	—	1,494
Capital securities issued1	—	5,968	—	—	—	—	—	5,968	—	5,968
Dividends to shareholders	—	—	(11,547)	—	—	—	—	(11,547)	(710)	(12,257)
Redemption of securities2	—	(5,851)	(237)	—	—	—	—	(6,088)	—	(6,088)
Transfers7	—	—	(2,200)	—	—	—	2,200	—	—	—
Cost of share-based payment arrangements	—	—	450	—	—	—	—	450	—	450
Cancellation of shares8,9	2,731	—	(4,998)	—	—	—	269	(1,998)	—	(1,998)
Other movements	—	—	(67)	84	—	—	—	17	(27)	(10)
At 31 Dec 2018	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249

1
In 2018, HSBC Holdings issued $4,150m, £1,000m and SGD750m of perpetual subordinated contingent convertible capital securities on which there were $60m of external issuance costs, $49m of intra-Group issuance costs and $11m of tax benefits. Under IFRSs these issuance costs and tax benefits are classified as equity.
2
During 2019, HSBC Holdings redeemed $1,500m 5.625% perpetual subordinated capital securities on which there were $12m of external issuance costs. In 2018, HSBC Holdings redeemed $2,200m 8.125% perpetual subordinated capital securities and its $3,800m 8.000% perpetual subordinated capital securities, Series 2, on which there were $172m of external issuance costs and $23m of intra-Group issuance costs wound down. Under IFRSs external issuance costs are classified as equity.
3
At 31 December 2019, retained earnings included 432,108,782 treasury shares (2018: 379,926,645). In addition, treasury shares are also held within HSBC’s Insurance business retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
4
Cumulative goodwill amounting to $5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m has been charged against retained earnings.
5
The $350m at 31 December 2017 represents the IAS 39 available-for-sale fair value reserve as at 31 December 2017.
6
Statutory share premium relief under section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC France in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements, the fair value differences of $8,290m in respect of HSBC France and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
7
Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired. In 2018, a part reversal of this impairment resulted in a transfer from retained earnings back to the merger reserve of $2,200m. At 31 December 2019, an additional impairment of $2,475m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings.
8
This includes a re-presentation of the cancellation of shares to retained earnings and capital redemption reserve in respect of the 2017 share buy-back, under which retained earnings have been reduced by $3,000m, called up capital and share premium increased by $2,836m and other reserves increased by $164m.
9
For further details, refer to Note 31 in the Annual Report and Accounts 2019.  In August 2019, HSBC announced a share buy-back of up to $1.0bn, which was completed in September 2019. In May 2018, HSBC announced a share buy-back of up to $2.0bn, which was completed in August 2018.
10 The impact of transitioning to IFRS 9 at 1 January 2018 on the consolidated financial statements of HSBC was a decrease in net assets of $1.6bn, arising from a decrease of $2.2bn from additional impairment allowances, a decrease of $0.9bn from our associates reducing their net assets, an increase of $1.1bn from the remeasurement of financial assets and liabilities as a consequence of classification changes and an increase in net deferred tax assets of $0.4bn.

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2019.

(a)
Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, and as endorsed by the European Union (‘EU’). Interest Rate Benchmark Reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’, was endorsed in January 2020 and has been early adopted as set out below. Therefore, there were no unendorsed standards effective for the year ended 31 December 2019 affecting these consolidated and separate financial statements, and HSBC’s application of IFRSs results in no differences between IFRSs as issued by the IASB and IFRSs as endorsed by the EU.

Standards adopted during the year ended 31 December 2019

IFRS 16 ‘Leases’

On 1 January 2019, we adopted the requirements of IFRS 16 retrospectively. The cumulative effect of initially applying the standard was recognised as an adjustment to the opening balance of retained earnings at that date. Comparatives were not restated. The adoption of the standard increased assets by $5bn and increased financial liabilities by the same amount with no effect on net assets or retained earnings.

On adoption of IFRS 16, we recognised lease liabilities in relation to leases that had previously been classified as ‘operating leases’ in accordance with IAS 17 ‘Leases’. These liabilities were recognised in ’other liabilities’ and measured at the present value of the remaining lease payments, discounted at the lessee’s incremental borrowing rate at 1 January 2019. The associated right of use (‘ROU’) assets were recognised in ’other assets’ and measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments or provisions for onerous leases recognised on the balance sheet at 31 December 2018. In addition, the following practical expedients permitted by the standard were applied:

●
reliance was placed on previous assessments on whether leases were onerous;

●
operating leases with a remaining lease term of less than 12 months at 1 January 2019 were treated as short-term leases; and

●
initial direct costs were not included in the measurement of ROU assets for leases previously accounted for as operating leases.

The differences between IAS 17 and IFRS 16 are summarised in the table below:

IAS 17	IFRS 16
Leases were classified as either finance or operating leases. Payments made under operating leases were charged to profit or loss on a straight-line basis over the period of the lease.
Leases are recognised as an ROU asset and a corresponding liability at the date at which the leased asset is made available for use. Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant period rate of interest on the remaining balance of the liability. The ROU asset is depreciated over the shorter of the ROU asset’s useful economic life and the lease term on a straight-line basis.
In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option over the planning horizon of five years.
In general, it is not expected that the discount rate implicit in the lease is available so the lessee’s incremental borrowing rate is used. This is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value in a similar economic environment with similar terms and conditions. The rates are determined for each economic environment in which we operate and for each term by adjusting swap rates with funding spreads (own credit spread) and cross-currency basis where appropriate.

Interest Rate Benchmark Reform: Amendments to IFRS 9 and IAS 39 ‘Financial Instruments’

Amendments to IFRS 9 and IAS 39 issued in September 2019 modify specific hedge accounting requirements so that entities apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. These amendments replace the need for specific judgements to determine whether certain hedge accounting relationships that hedge the variability of cash flows or interest rate risk exposures for periods after the interest rate benchmarks are expected to be reformed or replaced continue to qualify for hedge accounting as at 31 December 2019. For example, in the context of cash flow hedging, the amendments require the interest rate benchmark on which the hedged cash flows are based, or on which the cash flows of the hedging instrument are based, to be assumed to be unaltered over the period of the documented hedge relationship, while uncertainty over the interest rate benchmark reform exists. The IASB is expected to provide further guidance on the implication for hedge accounting during the reform process and after the reform uncertainty is resolved.

These amendments apply from 1 January 2020 with early adoption permitted. HSBC has adopted the amendments that apply to IAS 39 from 1 January 2019 and has made the additional disclosures as required by the amendments. Further information is included in Note 15 of the Annual Report and Accounts 2019.

Amendment to IAS 12 ‘Income Taxes’ and other changes

An amendment to IAS 12 was issued in December 2017 as part of the annual improvement cycle. The amendment clarifies that an entity should recognise the tax consequences of dividends where the transactions or events that generated the distributable profits are recognised. This amendment was applied on 1 January 2019 and had no material impact. Comparatives have not been restated.

In addition, HSBC has adopted a number of interpretations and amendments to standards, which have had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

(b)
Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The ‘Notes on the financial statements’, taken together with the ‘Report of the Directors’, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

2	Tax

Tax expense
	2019	2018
	$m	$m
Current tax1	3,768	4,195
– for this year	3,689	4,158
– adjustments in respect of prior years	79	37
Deferred tax	871	670
– origination and reversal of temporary differences	684	656
– effect of changes in tax rates	(11)	17
– adjustments in respect of prior years	198	(3)
Year ended 31 Dec2	4,639	4,865

1
Current tax included Hong Kong profits tax of $1,413m (2018: $1,532m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2018: 16.5%).
2
In addition to amounts recorded in the income statement, a tax charge of $6m (2018: credit of $234m) was recorded directly to equity.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2019		2018
	$m	%	$m	%
Profit before tax	13,347		19,890
Tax expense
– taxation at UK corporation tax rate of 19.00% (2018: 19.00%)	2,536	19.00	3,779	19.00
– impact of differently taxed overseas profits in overseas locations	253	1.9	264	1.3
Items increasing tax charge in 2019:
– non-deductible goodwill write-down	1,421	10.7	—	—
– local taxes and overseas withholding taxes	484	3.6	437	2.2
– other permanent disallowables	481	3.6	396	2.0
– non-deductible UK customer compensation	382	2.9	16	0.1
– UK tax losses not recognised	364	2.7	435	2.2
– adjustments in respect of prior period liabilities	277	2.1	34	0.2
– bank levy	184	1.4	191	1.0
– impacts of hyperinflation	29	0.2	78	0.4
– UK banking surcharge	29	0.2	229	1.1
– non-UK movements in unrecognised deferred tax	12	0.1	32	0.2
– non-deductible regulatory settlements	5	—	153	0.8
Items reducing tax charge in 2019:
– non-taxable income and gains	(844)	(6.3)	(691)	(3.5)
– effect of profits in associates and joint ventures	(467)	(3.5)	(492)	(2.5)
– deductions for AT1 coupon payments	(263)	(2.0)	—	—
– non-taxable gain on dilution of shareholding in SABB	(181)	(1.3)	—	—
– impact of changes in tax rates	(11)	(0.1)	17	0.1
– other items	(52)	(0.4)	(13)	(0.1)
Year ended 31 Dec	4,639	34.8	4,865	24.5

The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2019 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 20.90% (2018: 20.30%). The effective tax rate for the year was 34.8% (2018: 24.5%). The effective tax rate for 2019 was significantly higher than for 2018 as 2019 included a non-deductible impairment of goodwill of $7.3bn.

Following an amendment to IAS 12 effective 1 January 2019, the income tax consequences of distributions, including AT1 coupon payments, are recorded in the income statement tax expense. Prior periods have not been restated.

Accounting for taxes involves some estimation because the tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and t ax credits	Derivatives, FVOD1 and other investments	Insurance business	Expense provisions	Fixed assets	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets	982	1,156	492	—	629	1,151	—	738	5,148
Liabilities	—	—	(376)	(1,271)	—	—	(1,387)	(283)	(3,317)
At 1 Jan 2019	982	1,156	116	(1,271)	629	1,151	(1,387)	455	1,831
Income statement	45	266	(386)	(303)	(18)	(185)	(149)	(141)	(871)
Other comprehensive income	—	—	544	—	—	—	30	(391)	183
Equity	—	—	—	—	—	—	—	—	—
Foreign exchange and other adjustments	(44)	(8)	147	(47)	39	36	(107)	98	114
At 31 Dec 2019	983	1,414	421	(1,621)	650	1,002	(1,613)	21	1,257
Assets2	983	1,414	979	—	650	1,002	—	422	5,450
Liabilities2	—	—	(558)	(1,621)	—	—	(1,613)	(401)	(4,193)

Assets	713	1,373	1,282	—	643	1,201	352	760	6,324
Liabilities	—	—	(93)	(1,182)	—	—	(1,387)	(968)	(3,630)
At 1 Jan 2018	713	1,373	1,189	(1,182)	643	1,201	(1,035)	(208)	2,694
IFRS 9 transitional adjustment	358	—	(411)	—	—	—	—	459	406
Income statement	(72)	(203)	51	(104)	19	(68)	35	(328)	(670)
Other comprehensive income	—	—	(722)	—	—	—	25	165	(532)
Equity	—	—	—	—	—	—	(15)	(8)	(23)
Foreign exchange and other adjustments	(17)	(14)	9	15	(33)	18	(397)	375	(44)
At 31 Dec 2018	982	1,156	116	(1,271)	629	1,151	(1,387)	455	1,831
Assets2	982	1,156	492	—	629	1,151	—	738	5,148
Liabilities2	—	—	(376)	(1,271)	—	—	(1,387)	(283)	(3,317)

1
Fair value of own debt.
2
After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,632m (2018: $4,450m) and deferred tax liabilities $3,375m (2018: $2,619m).

In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts.

The net deferred tax asset of $1.3bn (2018: $1.8bn) includes $2.8bn (2018: $3.0bn) of deferred tax assets relating to the US, of which $1.1bn relates to US tax losses that expire in 14 to 18 years. Management expects the US deferred tax asset to be substantially recovered in six to seven years, with the majority recovered in the first five years. The most recent financial forecasts approved by management cover a five-year period and the forecasts have been extrapolated beyond five years by assuming that performance remains constant after the fifth year.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $8.3bn (2018: $7.2bn). This amount includes unused UK corporation tax losses of $6.2bn (2018: $4.6bn. Of the total amounts unrecognised, $6.4bn (2018: $4.7bn) had no expiry date, $1.3bn (2018: $1.3bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $13.4bn (2018: $13.2bn) and the corresponding unrecognised deferred tax liability is $1.0bn (2018: $0.9bn).

3	Dividends
Dividends to shareholders of the parent company
	2019			2018
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.21	4,206	1,160	0.21	4,197	393
In respect of current year:
– first interim dividend	0.10	2,013	375	0.10	2,008	213
– second interim dividend	0.10	2,021	795	0.10	1,990	181
– third interim dividend	0.10	2,029	357	0.10	1,992	707
Total	0.51	10,269	2,687	0.51	10,187	1,494
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90
Total coupons on capital securities classified as equity		1,324			1,270
Dividends to shareholders		11,683			11,547

On 6 January 2020, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($33m). No liability was recorded in the balance sheet at 31 December 2019 in respect of this coupon payment.

The reserves available for distribution at 31 December 2019 were $31.7bn.

Fourth interim dividend for 2019

After the end of the year, the Directors declared a fourth interim dividend in respect of the financial year ended 31 December 2019 of $0.21 per ordinary share, a distribution of approximately $4,266m. The fourth interim dividend will be payable on 14 April 2020 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 28 February 2020. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2019.

The dividend will be payable in US dollars, pounds sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 March 2020. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 11 March 2020 and elections must be received by 26 March 2020. The ordinary shares in London, Hong Kong, Paris and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 27 February 2020.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 14 April 2020 to holders of record on 28 February 2020. The dividend will be payable in US dollars or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 19 February 2020, 6 March 2020 and 15 April 2020.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 14 April 2020 to holders of record on 28 February 2020. The dividend of $1.05 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depository on or before 19 March 2020. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 28 February 2020 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 28 February 2020. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 27 February 2020.

Transfer of ADSs must be lodged with the depositary by 11.00am on 28 February 2020 in order to receive the dividend.

ADS dividend fee: As previously disclosed in our Interim Report 2019, in order to cover costs associated with the management of the American Depositary Receipt programme, which was previously covered by fees generated from issuance and cancellation, a dividend fee has been introduced on cash dividends paid on ADSs, in line with common market practice. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company

	2019	2018
	$m	$m
Profit attributable to shareholders of the parent company	7,383	13,727
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(1,324)	(1,029)
Year ended 31 Dec	5,969	12,608

Basic and diluted earnings per share
	2019			2018
	Profit	Number of shares	Per share	Profit	Number of shares	Per share
	$m	(millions)	$	$m	(millions)	$
Basic1	5,969	20,158	0.30	12,608	19,896	0.63
Effect of dilutive potential ordinary shares		75			87
Diluted1	5,969	20,233	0.30	12,608	19,983	0.63

1
Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).
The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is1.1m (2018: nil).

5	Adjusted balance sheet reconciliation

	At
	31 Dec 2019	31 Dec 2018
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,036,743	994,276	(12,580)	981,696
Interests in associates and joint ventures	24,474	22,301	106	22,407
Total external assets	2,715,152	2,589,195	(31,071)	2,558,124
Customer accounts	1,439,115	1,379,738	(17,095)	1,362,643

6	Reconciliation of reported and adjusted items

	2019	2018
	$m	$m
Revenue1
Reported	56,098	53,780
Currency translation		(1,617)
Significant items	(689)	168
– customer redress programmes	163	(53)
– disposals, acquisitions and investment in new businesses	(768)	113
– fair value movements on financial instruments2	(84)	100
– currency translation on significant items		8
Adjusted	55,409	52,331
ECL
Reported	(2,756)	(1,767)
Currency translation		78
Adjusted	(2,756)	(1,689)
Operating expenses
Reported	(42,349)	(34,659)
Currency translation		1,109
Significant items	9,554	1,644
– costs of structural reform3	158	361
– customer redress programmes	1,281	146
– disposals, acquisitions and investment in new businesses	—	52
– goodwill impairment	7,349	—
– past service costs of guaranteed minimum pension benefits equalisation	—	228
– restructuring and other related costs	827	66
– settlements and provisions in connection with legal and regulatory matters	(61)	816
– currency translation on significant items		(25)
Adjusted	(32,795)	(31,906)
Share of profit in associates and joint ventures
Reported	2,354	2,536
Currency translation		(90)
Adjusted	2,354	2,446
Profit before tax
Reported	13,347	19,890
Currency translation		(520)
Significant items	8,865	1,812
– revenue	(689)	168
– operating expenses	9,554	1,644
Adjusted	22,212	21,182

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Fair value movements on financial instruments include non-qualifying hedges and debt valuation adjustments on derivatives.
3
Comprises costs associated with preparations for the UK’s exit from the European Union, costs to establish the UK ring-fenced bank (including the UK ServCo group) and costs associated with establishing an intermediate holding company in Hong Kong.

7	Contingent liabilities, contractual commitments and guarantees
	2019	2018
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	20,214	23,518
– performance and other guarantees	75,933	71,484
– other contingent liabilities	1,576	1,408
At 31 Dec	97,723	96,410
Commitments1:
– documentary credits and short-term trade-related transactions	6,316	7,083
– forward asset purchases and forward deposits placed	56,326	67,265
– standby facilities, credit lines and other commitments to lend	734,966	705,918
At 31 Dec	797,608	780,266

1
Includes $600,029m of commitments at 31 December 2019 (31 December 2018: $592,008m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 27 of the Annual Report and Accounts 2019.

The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 27 and 34 of the Annual Report and Accounts 2019.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) has provided compensation to customers of financial services firms that have failed. Following the financial crisis, the compensation paid out to customers was initially funded through loans from HM Treasury, which were fully repaid in 2018 by the FSCS. The Group could be liable to pay a proportion of any future amounts that the FSCS borrows from HM Treasury to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot currently be estimated reliably. It is dependent on various uncertain factors including the potential recoveries of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.

Associates

HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $46.7 billion at 31 December 2019 (2018: $48.5 billion). No matters arose where HSBC was severally liable.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2019 (see Note 27 of the Annual Report and Accounts 2019). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) reversed that dismissal and remanded the cases to the US Bankruptcy Court. In August 2019, HSBC and other parties filed a petition for writ of certiorari to the US Supreme Court seeking review of the Second Circuit Court of Appeals decision. Further proceedings in the US Bankruptcy Court have been stayed pending the resolution of that petition.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies have been dismissed, and certain claims against the remaining HSBC defendants have also been dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court opinion to the US District Court for the Southern District of New York (the ’New York District Court’).

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2020 for UK-based defendants and November 2020 for all other defendants.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, ‘Kingate’) brought an action against HSBC Bank Bermuda Limited (‘HBBM’) for recovery of funds held in Kingate’s accounts, fees and dividends. In June 2019, the Trustee, Kingate and HBBM entered into a global settlement agreement pursuant to which the Trustee and Kingate released HBBM from any and all claims arising out of or relating to Kingate including all pending litigation in the US, UK and Bermuda. Following court approval of the settlement in the US, Bermuda and British Virgin Islands, the Bermuda action was discontinued in October 2019, and the Trustee dismissed certain of its US claims against HBBM in November 2019.

Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s claims against HSSL and HSBC Cayman Limited. In August 2019, Primeo filed a notice of appeal to the UK Privy Council and, in September 2019, HSSL and HSBC Cayman Limited indicated that they will seek to dismiss the appeal.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc (‘HSBC Bank’) before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. A preliminary hearing is scheduled for June 2020.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed to the Irish Supreme Court, and a hearing is scheduled for March 2020.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, among other agreements, HSBC Holdings plc (‘HSBC Holdings’) agreed to an undertaking with the UK Financial Services Authority, which was replaced by a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013, and consented to a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who is, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme (the ‘Skilled Person/Independent Consultant’). In December 2012, HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions. Reflective of HSBC’s significant progress in strengthening its financial crime risk management capabilities, HSBC’s engagement with the current Skilled Person will be terminated and a new Skilled Person with a narrower mandate will be appointed to assess the remaining areas that require further work in order for HSBC to transition fully to business-as-usual financial crime risk management. The Independent Consultant will continue to carry out an annual OFAC compliance review at the FRB’s discretion. The role of the Skilled Person/Independent Consultant is discussed on page 145 of the Annual Report and Accounts 2019.

Through the Skilled Person/Independent Consultant’s prior reviews, as well as internal reviews conducted by HSBC, certain potential AML and sanctions compliance issues have been identified that HSBC is reviewing further with the FRB, FCA and/or OFAC. The Financial Crimes Enforcement Network of the US Treasury Department, as well as the Civil Division of the US Attorney’s Office for the Southern District of New York, are investigating the collection and transmittal of third-party originator information in certain payments instructed over HSBC’s proprietary payment systems. The FCA is also conducting an investigation into HSBC Bank’s and HSBC UK’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC is cooperating with all of these investigations.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA N.A. (‘HSBC Bank USA’), HSBC North America Holdings Inc. and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of the Nominal Corporate Defendants (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the US Department of Justice (‘DoJ’), entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss. In November 2018, the appellate court reversed the New York state court’s decision and reinstated the action; furthermore, in March 2019, the appellate court denied the Nominal Corporate Defendants’ motion for reargument or for leave to appeal to the New York Court of Appeals. In February 2019, the Nominal Corporate Defendants and most of the Individual Defendants filed a further motion to dismiss in New York state court, where the matter is pending.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly-owned indirect subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with the Bank Secrecy Act, AML, sanctions and other laws. In September 2017, the Ontario Superior Court of Justice dismissed the statutory claims against HSBC Holdings and the former employee for lack of jurisdiction, and stayed the common law misrepresentation claim against HSBC Holdings on the basis of forum non conveniens. In October 2017, the plaintiff appealed to the Court of Appeal for Ontario and, in July 2018, that appeal was dismissed. In October 2018, the plaintiff applied for leave to appeal to the Supreme Court of Canada and, in March 2019, the plaintiff’s application for leave to appeal was denied. In October 2019, the Ontario Superior Court of Justice dismissed the remaining common law misrepresentation claim against HSBC Holdings.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. In one case, in August 2019, the Second Circuit Court of Appeals affirmed the dismissal of the plaintiffs’ claims, and this matter is now concluded. Currently, 10 actions remain pending in federal courts in New York or the District of Columbia. Motions to dismiss were filed in three of those cases and the courts granted HSBC’s motions in all three cases in March, September and October 2019. The plaintiffs are seeking to amend their complaint in one of the cases and have appealed the decisions in the two other cases. HSBC has filed motions to dismiss in three further cases which remain pending. The four remaining actions are at a very early stage.

In July 2018, a claim was issued against HSBC Holdings in the High Court of England and Wales alleging that HSBC Holdings made untrue and/or misleading statements and/or omissions in public statements between 2007 and 2012 regarding compliance by HSBC with AML, anti-terrorist financing and sanctions laws, regulations and requirements, and the regulatory compliance of HSBC more generally. In August 2019, HSBC Holdings concluded a settlement with the claimants to resolve this claim.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

Various tax administration, regulatory and law enforcement authorities around the world have been conducting investigations and reviews of HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’) and other HSBC companies in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation.

In October 2019, the Belgian court approved a settlement between HSBC Swiss Private Bank and Belgian authorities in which HSBC Swiss Private Bank agreed to pay €295m to resolve the Belgian authorities’ investigation into historical tax-related offences. The Belgian court also dismissed proceedings against HSBC Holdings and HSBC Private Bank Holdings (Suisse) SA.

In December 2019, HSBC Swiss Private Bank entered into a three-year deferred prosecution agreement with the DoJ (the ‘Swiss Tax DPA’). This concluded the DoJ’s investigation into HSBC Swiss Private Bank’s legacy business with US clients. Under the terms of the Swiss Tax DPA, HSBC Swiss Private Bank agreed to pay $192m to the DoJ and the US Internal Revenue Service and has a number of ongoing cooperation obligations.

HSBC continues to cooperate with tax-related investigations by other tax administration, regulatory or law enforcement authorities. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these ongoing matters, including the timing or any possible impact on HSBC.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC appealed the decision and, in September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC have both appealed the General Court’s decision to the European Court of Justice.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US dollar Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans (the ‘Lender class’); persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates (the ‘OTC class’); and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. During 2018, the New York District Court granted final approval of the settlements with the OTC and Lender classes. The remaining settlements are subject to final court approval. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In August 2019, the defendants filed a motion to dismiss the complaint, which remains pending.

Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’):

In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York

District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, following a decision on the defendants’ motion to dismiss in October 2018, the claims against a number of HSBC entities were dismissed, and the Hongkong and Shanghai Banking Corporation Limited (‘HBAP’) remained as the only HSBC defendant in this action. In October 2018, HBAP filed a motion for reconsideration of the decision based on the issue of personal jurisdiction; this motion was denied in April 2019. Also in October 2018, the plaintiffs filed a third amended complaint naming only the Sibor panel members, including HBAP, as defendants; the court dismissed the third amended complaint in its entirety in July 2019 against all defendants. In August 2019, the plaintiffs filed an appeal to the Second Circuit Court of Appeals, which remains pending.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs’ amended complaint against all the HSBC entities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Various regulators and competition authorities around the world, including in the EU, Brazil and South Africa, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC is cooperating with these investigations and reviews.

In January 2018, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. This concluded the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, HSBC has a number of ongoing obligations, including implementing enhancements to its internal controls and procedures in its Global Markets business, which will be the subject of annual reports to the DoJ. In addition, HSBC agreed to pay a financial penalty and restitution.

In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In February 2017, the Competition Commission of South Africa (the ‘Competition Commission’) referred a complaint for proceedings before the South African Competition Tribunal (the ‘Tribunal’) against 18 financial institutions, including HSBC Bank, for alleged anti-competitive behaviour in the South African foreign exchange market. In April 2017, HSBC Bank filed an exception to the complaint based on a lack of jurisdiction and statute of limitations. In January 2018, the Tribunal approved the provisional referral of additional financial institutions, including HSBC Bank USA, to the proceedings. In June 2019, the Tribunal issued a decision requiring the Competition Commission to revise its complaint. Several financial institutions named in the complaint, including HSBC Bank USA, have appealed part of the decision to the Competition Appeal Court of South Africa, and the Competition Commission has cross-appealed.

In October 2018, HSBC Holdings and HSBC Bank received an information request from the EC concerning potential coordination in foreign exchange options trading. This matter is at an early stage.

In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.

A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported indirect purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court, where they remain pending.

In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and, in September 2019, the plaintiffs filed a motion for certification of the consolidated class action. In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the US class action settlement. These matters are at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are at an early stage.

Silver: Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. The Ontario action is at an early stage. The Quebec action has been temporarily stayed.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. The defendants filed a joint motion to dismiss, which remains pending.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These actions are ongoing.

In February and October 2019, PBGB received letters before claim by two largely separate groups of investors in Eclipse film finance schemes, each of which asserted various claims against PBGB in connection with its role in facilitating the design, promotion and operation of such schemes. These matters are at an early stage.

It is possible that additional actions or investigations will be initiated against PBGB as a result of its historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or possible aggregate impact, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

●
an investigation by the DoJ regarding US Treasury securities trading practices;

●
an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances;

●
an investigation by the Swiss Competition Commission in connection with the setting of Euribor and Japanese yen Libor;

●
an investigation by the FCA in connection with collections and recoveries operations in the UK;

●
an information request from the UK Competition and Markets Authority concerning the financial services sector;

●
putative class actions brought in the New York District Court relating to the Mexican government bond market, the US government-sponsored enterprise bond market, and the market for US dollar-denominated supranational sovereign and agency bonds;

●
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and

●
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

9	Events after the balance sheet date
 A fourth interim dividend for 2019 of $0.21 per ordinary share (a distribution of approximately $4,266m) was declared by the Directors after 31 December 2019. These accounts were approved by the Board of Directors on 18 February 2020 and authorised for issue.

The Directors approved the 2020 business update after 31 December 2019, setting out a plan that aims to reallocate capital to areas that can deliver stronger returns, to reduce costs across the Group, and to simplify the business. One change as part of this plan is a change to the global businesses that form the Group’s reportable segments as described in Note 10 of the Annual Report and Accounts on page 263. The existing Retail Banking and Wealth Management and Global Private Banking global businesses will be merged to create one new global business, Wealth and Personal Banking, which will become a reportable segment during 2020.

The ECL at 31 December 2019 was estimated based on a range of forecast economic conditions as at that date. Since early January 2020, the coronavirus outbreak has spread across mainland China and beyond, causing disruption to business and economic activity. The impact on GDP and other key indicators will be considered when determining the severity and likelihood of downside economic scenarios that will be used to estimate ECL under IFRS 9 in 2020.

10	Capital structure
Capital ratios
	At 31 Dec
	2019	2018
	%	%
Transitional basis
Common equity tier 1 ratio	14.7	14.0
Tier 1 ratio	17.6	17.0
Total capital ratio	20.4	20.0

End point basis
Common equity tier 1 ratio	14.7	14.0
Tier 1 ratio	17.2	16.6
Total capital ratio	18.9	19.4

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2019	2018
	$m	$m
Transitional basis
Common equity tier 1 capital	123,966	121,022
Additional tier 1 capital	24,393	26,120
Tier 2 capital	23,791	26,096
Total regulatory capital	172,150	173,238
Risk-weighted assets	843,395	865,318

End point basis
Common equity tier 1 capital	123,966	121,022
Additional tier 1 capital	20,870	22,525
Tier 2 capital	14,473	24,511
Total regulatory capital	159,309	168,058
Risk-weighted assets	843,395	865,318

Leverage ratio
		At 31 Dec
		2019	2018
Ref*		$bn	$bn
20	Tier 1 capital	144.8	143.5
21	Total leverage ratio exposure	2,726.5	2,614.9
		%	%
22	Leverage ratio	5.3	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average1	2,535.4	2,464.4
		%	%
	UK leverage ratio – quarterly average1	5.8	5.8
	UK leverage ratio – quarter end1	5.7	6.0

*
The references identify the lines prescribed in the European Banking Authority (‘EBA’) template.
1
UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework and excludes qualifying central bank balances from the calculation of exposure.

11	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2019 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

12	Dealings in HSBC Holdings plc listed securities
The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2019.

Share buy-back

The nominal value of shares purchased during 2019 was $67,888,497 and the aggregate consideration paid by HSBC was £817,587,930.

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		£	£	£	£
Share buy-back of 2019
Aug-19	93,613,105	6.3790	5.7830	6.0033	561,986,347
Sep-19	42,163,889	6.2810	5.8630	6.0621	255,601,583
	135,776,994				817,587,930

13	Interim dividends for 2020
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2020 will be $0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board’s determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

14	Earnings releases and interim results
Earnings releases are expected to be issued on or around 28 April 2020 and 27 October 2020. The interim results for the six months to 30 June 2020 are expected to be issued on 3 August 2020.

15	Corporate governance codes
HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2019, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes. Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

The Group Audit Committee has reviewed the annual results for 2019.

The Company has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities during the year.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña † Heidi Miller†, David Nish†, Ewen Stevenson, Sir Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

16	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘should’, ‘expect’, ‘anticipate’, ‘project’, ‘estimate’, ‘seek’, ‘intend’, ‘target’ or ‘believe’ or the negatives thereof or other variations thereon or comparable terminology (together, “forward-looking statements”), including the strategic priorities and any financial, investment and capital targets described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. Certain of the assumptions and judgements upon which forward-looking statements regarding strategic priorities and targets are based are discussed under ’Targeted Outcomes: Basis of Preparation’, available separately from this news release at www.hsbc.com. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2019 which we expect to file with the SEC on Form 20-F on or around 19 February 2020.

17	Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

18	For further information contact:

Media Relations UK – Heidi Ashley Telephone: +44 (0) 20 7992 2045	Investor Relations UK – Richard O’Connor Telephone: +44 (0) 20 7991 6590 Email: investorrelations@hsbc.com
Hong Kong – Patrick Humphris Telephone: +852 2822 2052	Hong Kong – Mark Phin Telephone: +852 2822 4908 Email: investorrelations@hsbc.com.hk

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 18 February 2020